SHIN
CORPORATION



06014696

RECEIVED
2006 JUN 27 P 2:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 20, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 090/2006**

  Subject: Notification of the Resolutions of Board of Directors' Meeting No. 6/2006

  Date: June 20, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL



Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 20, 2006

SH 090/2006

June 20, 2006

Subject: Notification of the Resolutions of Board of Directors' Meeting No. 6/2006

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 6/2006 held on June 20, 2006 at 1.30 p.m. at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of Board of Directors' Meeting No. 5/2006 held on May 11, 2006.
2. Approved the appointment of Mr. Phoon Siew Heng as a Director, proposed by the Nomination Committee, to replace Mr. S Iswaran who resigned on June 15, 2006, and designated the authorized signatories as follows:

   "Mr. Phoon Siew Heng, Mr. Vichit Suraphongchai, Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan: any two of these four directors may jointly sign with the Company's seal affixed."
3. Approved a subordinated loan not exceeding Baht 300 million to Capital OK Co. Ltd. (Cap OK), which is a subsidiary of the Company (60% held by the Company) and 40% held by DBS Bank Limited (DBS). This transaction is considered to be a connected transaction of a listed company and the transaction size is more than 0.03% but less than 3% of the net tangible assets; therefore, the Company is required to obtain approval from the Board and report this transaction matter to the SET. The details are as follows:

Date of transaction:	Within June 2006
Parties involved:	Lender: Shin Corporation Plc (SHIN) Borrower: Capital OK Co. Ltd. (Cap OK)
Relationship with the Company:	60% of Cap OK held by SHIN, the remaining 40% held by DBS. Temasek Holdings Pte Ltd. (TMS) holds 28% of DBS and also indirectly holds SHIN shares through Aspen Holding Co., Ltd.
General Characteristics of the Transactions:	SHIN will provide a subordinated loan not exceeding Baht 300 million to Cap OK. The transaction is considered to be a connected transaction regarding offer or receipt of financial assistance.
Total Value of the Consideration	SHIN will provide a subordinated loan not exceeding Baht 300 million to Cap OK. The interest rate will be 2% above the average rate of the three-month fixed deposit rate of three major banks (namely, Bangkok Bank, Kasikorn Bank and Siam Commercial Bank) which is 6.08% per annum. The loan is payable when called.
Source of Fund	SHIN's working capital will be used as a source of fund. After the transaction, the working capital of SHIN is adequate for its operations.

Benefits for the Company	To support the operations of the Company's subsidiary.
The Board of Directors' Opinion	The Board considered this transaction to be appropriate in order to support the operations of the Company's subsidiary. The directors who had a conflict of interests did not attend the meeting or have any voting rights.
Opinion of the Audit Committee and/or Directors who had different opinions from the Board.	None